

December 18, 2012

<u>Via E-mail</u>
Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-9853**

Dear Mr. Tucci:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You disclose on page 7 and elsewhere in the Form 10-K that you conduct business in Latin America, the Middle East and Africa. Cuba, which can be understood to be included in references to Latin America; Iran and Syria, located in the Middle East; and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

For instance, we note recent news articles reporting that Huawei Technologies, ZTE Corp. and MTN Group use your technology or products, and that each of these companies has contacts with Iran, including a Huawei office in Iran and MTN's ownership of 49% of MTN Irancell. Several articles state that ZTE and MTN planned to sell your equipment to Iran. In addition, we note a client profile for Hyundai Engineering Co. on your website which states that Hyundai used your Electronic Document Management Systems to develop the Project Document Control System Hyundai introduced in its South Pars Field Development in Iran. We note that the South Pars oil field is operated by the National Iranian Oil Co., an entity listed on the Treasury Department's Specially Designated Nationals List.

Your response should describe any products, technology, components or services you have provided to Cuba, Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Cuba, Iran, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

3. Agreements available on your website note that certain information, products or technology may be subject to the International Traffic in Arms Regulations. Please tell us whether any of the contacts you describe in response to the foregoing comments involve products, technologies or components that are dual use.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance